DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

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37E

Heerlen (NL), December 6, 2005

DSM expands in China: new facility for Composite Resins

Royal DSM N.V. today announces the expansion of sizing production capacity in China for Composite Resins.

DSM Composite Resins AG will build a Sizing plant on the existing DSM production site Xinghuo in Shanghai. DSM Composite Resins AG is world market leader in Sizings & Binders and is entirely focused on serving the glass fiber market worldwide under the brand name NEOXIL®. In building a new plant, DSM Composite Resins is anticipating market growth in this area. DSM plans to start up the new facility in the second half of 2006. Capital budget is estimated at around 8 million USD.

With this investment, the sizings capacity of DSM will be expanded by 50%. The new plant will primarily serve the Chinese market, but will also serve the rest of Asia. Sizings (polymer-based emulsions) are specialty products and add great value to glass fiber that is used for plastic reinforcement, both in thermoplastic - and thermoset applications. The plastic parts end up in a wide range of applications such as cars, boats, computers, buildings, tanks & pipes and many more.

The final investment decision taken today follows the announcement of this intended expansion in March 2005.

"*This expansion is again a step in the context of DSM's new strategy* Vision 2010 – Building on strengths ", comments Jan-Paul de Vries, Business Group Director DSM Composite Resins. *"It serves two key strategic targets: growing our specialty portfolio in the Performance Materials cluster and expanding our presence in the emerging Chinese market. The investment in a new facility provides an accelerated growth path into the Chinese composite resins market, from which our new and existing customers will benefit."*

DSM Composite Resins

DSM Composite Resins is a business group forming part of Royal DSM N.V's Performance Materials cluster. DSM Composite Resins is the largest producer of structural resins in Europe and the global leader in Sizings & Binders (functional components used in the fiber-reinforced plastics industry). DSM Composite Resins is also a leader in gelcoats and in the distribution of composite materials and ancillaries. The company is actively involved in product stewardship studies and supporting end-of-life recycling solutions for composite parts. The business group had annual sales of EUR 365 million in 2004.

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